Mail Stop 6010

June 8, 2007

Mr. Ronald J. Semanick
Chief Financial Officer
Paragon Technologies, Inc.
600 Kuebler Road
Easton, Pennsylvania 18040

      Re: **Paragon Technologies, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               File No. 001-15729

Dear Mr. Semanick:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Ronald J. Semanick
Paragon Technologies, Inc.
June 8, 2007
Page 2

Form 10-K For the Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 36

1.   You state on page 4 that your systems are brought to market as two individual brands, SI
        Systems OFS and SI Systems PAS. You state that each brand has its own focused sales
        force. Further, it appears from your disclosures on pages 63 and 64 that you have a
        President that oversees the SI Systems PAS and a Vice President that oversees SI
        Systems OFS. Please provide us with your detailed analysis of paragraphs 16 and 25-28
        of SFAS 131.

2.   We note your disclosure at the top of page 7 that you refer to the horizontal transport,
        manufacturing, assembly, order fulfillment and inventory replenishment families of
        products. Please revise future filings to include the disclosures specified in paragraph 37
        of SFAS 131, or tell us why you do not believe the disclosures are required.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 44

-Revenue Recognition, page 46

3.   We note from your disclosures on pages 7 and 8 that certain of your products contain
        software. Please tell us and revise future filings to explain how your revenue recognition
        policies consider the guidance in SOP 97-2, as amended by SOP 98-9.

4.   Further to the above, we note on your balance sheet that you have recorded a liability for
        "unearned support contract revenue." Please tell us and revise future filings to explain
        the nature of your support contracts. Discuss if these support contracts cover both the
        hardware and the software and how these support contracts impact your revenue
        recognition policies.

Exhibit 31.1 and Exhibit 31.2

5.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in
        the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in
        paragraph 4(d), you have removed the language "(the registrant's fourth fiscal quarter in
        the case of an annual report)". Please revise your certifications in future filings to
        conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief